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                          August 19, 2022

       Ron Bentsur
       Chairman and Chief Executive Officer
       Nuvectis Pharma, Inc.
       1 Bridge Plaza, Suite 275
       Fort Lee, NJ, 07024

                                                        Re: Nuvectis Pharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 15,
2022
                                                            File No. 333-266857

       Dear Mr. Bentsur:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences